UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008
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Golar LNG Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F[  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 16, 2007.

Exhibit   99.1

Golar LNG Limited (the “Company”) is pleased to advise that the Company has successfully completed a private placement, which is now closed,of a total of 3.2million new shares ata subscription price of NOK133.00 per share. Gross proceeds from the equity issue amounted to NOK425.6 million (equivalent to approximately US$77.5 million). The total number of shares outstanding after the issue will be 67,576,866. The share issue was oversubscribed.

The share issue was managed by Carnegie ASA and Fearnley Fonds ASA.

The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.
November 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)
Date: January 3, 2008	By: /s/Graham Robjohns Graham Robjohns Chief Financial Officer

SK 03849 0004 842883